UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Arctic Cat Inc.

(Name of Subject Company)

Arctic Cat Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

Christopher J. Eperjesy

Chief Financial Officer

Arctic Cat Inc.

500 North 3rd Street

Minneapolis, Minnesota 55401

(612) 350-1791

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Houston, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 24, 2017, Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), Textron Inc., a Delaware corporation (“Textron”), and Aces Acquisition Corp., a Minnesota corporation and an indirect wholly-owned subsidiary of Textron (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). This Schedule 14D-9 includes a press release issued by Arctic Cat on January 25, 2017, that references the transactions contemplated by the Merger Agreement (Exhibit 99.1). This Schedule 14D-9 also includes a letter to Arctic Cat’s employees from its President and Chief Executive Officer (Exhibit 99.2) first used on January 25, 2017 in connection with the proposed acquisition of Arctic Cat by Textron and a list of employee frequently asked questions and answers related to the proposed acquisition of Arctic Cat by Textron, dated January 25, 2017 (Exhibit 99.3). Finally, this Schedule 14D-9 includes a letter to the dealers of Arctic Cat Inc. from the President and Chief Executive Officer of Arctic Cat Inc., dated January 25, 2017 (Exhibit 99.4). This letter also discusses the proposed acquisition of Arctic Cat by Textron. The Merger Agreement was filed by Arctic Cat as an exhibit to the Current Report on Form 8-K filed on January 25, 2017 (the “8-K”), and is incorporated herein by reference. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the 8-K (including the exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. Neither this communication nor any information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any securities of Arctic Cat. At the time the tender offer is commenced, Purchaser and Textron will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Arctic Cat intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Textron, Purchaser and Arctic Cat intend to mail these documents to the shareholders Arctic Cat. These documents will contain important information about the tender offer, and the shareholders of Arctic Cat are urged to read them carefully when they become available. These materials will be made available free of charge on the “Investor Relations” section of Arctic Cat’s website at www.arcticcat.com when available. In addition, all of these materials (and all other materials filed by Arctic Cat with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed by Arctic Cat with the SEC by contacting Investor Relations/CFO at Arctic Cat Inc., 500 North 3d Street, Minneapolis, MN 55401; telephone number (612) 350-1791.

Forward-Looking Statements

Statements in this communication regarding the proposed transaction between Arctic Cat, Textron and Purchaser, the expected timetable for completing the transaction, future financial and operating results, potential benefits of the transaction, future opportunities for Arctic Cat’s business and any other statements by management of Arctic Cat concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of shares that constitutes a majority of Arctic Cat’s outstanding shares on a fully-diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis.

Arctic Cat cannot give any assurance that any of the transactions contemplated by the Merger Agreement will be completed or that the conditions to the tender offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Arctic Cat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, as well as other Arctic Cat SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov and www.arcticcat.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Arctic Cat’s ability to control or predict. Arctic Cat does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Arctic Cat Inc. dated January 25, 2017.

99.2	Letter to Employees of Arctic Cat Inc. from President and Chief Executive Officer of Arctic Cat Inc., dated January 25, 2017.

99.3	Employee FAQs, dated January 25, 2017.

99.4	Letter to Dealers of Arctic Cat Inc. from President and Chief Executive Officer of Arctic Cat Inc., dated January 25, 2017.